Mail Stop 3561

July 23, 2009

Wei Chen, Chief Executive Officer
China Logistics Group, Inc.
7300 Alondra Boulevard
Suite 108
Paramount, California 90723

> **Re:** **China Logistics Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 26, 2009**
> **File No. 333-151783**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 18, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 8-K/A**
> **Filed January 20, 2009**
> **File No. 0-31497**

Dear Mr. Chen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19
Other Key Indicators, page 20

1. Please tell us how you computed total operating expenses (income) as a percentage of gross profit.

Liquidity and Capital Resources, page 22

2. Please disclose the course of action that you have taken or propose to take to resolve the potential liquidity deficiency described in the last paragraph on page 22.

3. We reviewed your response to comment 12 in our letter dated February 27, 2009 and the revisions to your disclosure. We note that the decline in net cash provided by financing activities in the first quarter of 2009 was attributable to a reduction in proceeds from convertible related party notes offset by changes in related party advances. Please clarify your discussion and analysis as appropriate.

4. Please include a discussion of the causes for significant changes in the components of current assets and liabilities reflected in the table on page 24.

Critical Accounting Policies, page 25

5. We reviewed your response to comment 22 in our letter dated February 27, 2009 and the revisions to your disclosure. Please tell us whether credits to bad debt expense represent recoveries of amounts previously written off or adjustments to the allowance for bad debts resulting from your estimate of uncollectible accounts. Please also tell us how you apply the reserve method of accounting and the circumstances that led to the recovery or change in estimate. In addition, we note that your evaluation of the collectability of accounts receivable did not result in a recovery (or credit to bad debt expense) for each period. Please revise as appropriate.

Recent Accounting Pronouncements, page 25

6. It appears that you should have adopted all of the accounting pronouncements described in this section. Please revise to clarify that you adopted the standards and disclose the impact that adoption of the standards had on your financial statements. Similar revisions should be made to the disclosures in Note 4 to the unaudited financial statements included in the filing.

Properties, page 34

7. We note your statement that you do not conduct any business from your U.S. office. Please reconcile this with your listing of this office on the cover page as your principal executive office and your statement on page 2 that this office serves as your principal executive office. Further, please discuss your reasons for renting this office space considering you do not conduct any business from the office. Also, considering you have no employees in the U.S., please disclose whether the office is vacant and whether the U.S. phone number is routed to your China office, and disclose whether

you provide use of the office to anyone else. Finally, please discuss whether you intend to renew the lease after the current lease term expires.

8. Please reconcile the fact that you conduct no business from your U.S. office with the statement that you are a "U.S. based company" doing business in China through your subsidiary Shandong Jiajia in the "About Us" section of your website located at http://www.chinalogisticsinc.com/company.

Description of Securities, page 41
Series B Convertible Preferred Stock, page 41

9. We reviewed your response to comment 17 in our letter dated February 27, 2009 and the revisions to your disclosure. It does not appear that the aggregate number of shares disclosed in the first sentence is correct or consistent with the disclosures in the fourth and fifth paragraphs on page 32. Please revise or advise.

Consolidated Financial Statements, page F-1

10. We note that you restated your financial statements for the year ended December 31, 2007. We also note that you restated your financial statements for each quarter of fiscal 2008 in amendments to Form 10-Q filed June 16, 2009. Please tell us why you are not required to file a current report on Form 8-K under Item 4.02. If the board of directors, a committee of the board of directors or one or more officers concluded that the financial statements that were restated could still be relied upon, tell us the basis for the conclusion.

11. If applicable, please update the interim financial statements included in the filing in accordance with Rule 8-08 of Regulation S-X.

Unaudited Consolidated Financial Statements

12. You should reflect the adoption of SFAS 160 in the financial statements. As such, for each period presented please:

o   present the noncontrolling interest in Shandong Jiajia in the consolidated balance sheet within equity separately from the parent's equity (refer to paragraph 26 of ARB 51);

o   present the amounts of consolidated net income and consolidated comprehensive income and the amounts attributable to the parent and the noncontrolling interest on the face of the consolidated financial statements (refer to paragraph 38.a of ARB 51); and o   present a reconciliation of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest in a consolidated statement of changes in equity or in the notes to financial statements (refer to paragraph 38.c of ARB 51).

Also, we note that your minority interest accounting policy on page F-9 does not comply with paragraph 31 of ARB 51 as amended by SFAS 160, which requires that losses be attributed to both the parent and the noncontrolling interest even if the noncontrolling interest's equity balance becomes negative. Please revise or advise. In addition, tell us how you attributed the consolidated net loss for the most recent quarter to the parent and noncontrolling interest.

Finally, tell us whether income attributable to the parent as a result of adopting FAS 160 would have been significantly different had the previous requirement in paragraph 15 of ARB 51 (prior to SFAS 160) been applied. If so, please provide the pro forma disclosures required by paragraph 6 of SFAS 160.

Consolidated Balance Sheets, page F-2

13. We note your disclosure on page 22 that you made a short-term loan to a strategic partner which is classified as other receivables. Please disclose the terms of the short-term loan in the notes to financial statements. In addition, please tell us the nature of the other amounts classified as other receivables.

14. We note that the amount due from related parties as of March 31, 2009 differs from the amount due from Shandong Huibo Import & Export Co. Ltd. disclosed in Note 7 on page F-14 and on page 38. Please advise.

Consolidated Statements of Cash Flows, page F-4

15. It appears that advances to related parties reflected in cash flows from financing activities represent collections of advances to related parties that should be classified in cash flows from investing activities. Please advise.

16. It appears that advances from related parties and repayments of advances from related parties are presented on a net basis in cash flows from financing activities. Please tell why these items qualify for net reporting. Refer to paragraphs 11-13 of SFAS 95.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 2 – Restatement of Financial Statements and Basis of Presentation, page F-5

17. Please disclose the effect of the error corrections on each financial statement line item, including the consolidated balance sheets and statements of cash flows. The additional

disclosure should also include totals and subtotals contained in the financial statements. Similarly revise the disclosures in Note 2 to the audited financial statements on page F-24 to the extent applicable.

18. You disclose that the advances to related parties are categorized as cash flows from financing activities. Please refer to the above comment regarding classification of cash flows related to advances from and to related parties and revise your disclosure as appropriate.

Note 3 – Going Concern, page F-6

19. Please disclose management's plans to overcome the financial difficulties, including efforts to obtain additional financing and generate profitable operations. Refer to Section 607.02 of Codification of Financial Reporting Policies. Similarly revise the disclosures in Note 3 to the audited financial statements on page F-27.

Note 4 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Basis of Presentation, page F-7

20. Please include a statement that the unaudited financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

Note 6 – Stockholders' Equity, page F-12
2008 Unit Offering, page F-12

21. It appears that your disclosure of legal fees paid to your legal counsel and investors' legal counsel in the second paragraph is inconsistent with the disclosure of legal fees in the table on page 5. Please revise or advise.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

22. Please tell us why the report does not include an explanatory paragraph referring to the restatement of the December 31, 2007 financial statements disclosed in Note 2. Refer to Auditing Standards Codification Sections AU 420.12 and AU 508.

Consolidated Statements of Operations, page F-19

23. We note your disclosure on page 22 regarding uncollectible amounts from Mr. Aubel. Please tell us the nature of the receivables deemed uncollectible and the basis for the classification as other expense. Also tell us whether you had the right to offset the receivable against the convertible note obligations payable to Mr. Aubel.

Consolidated Statement of Stockholders' Deficit, page F-20

24. We reviewed your response to comments 33 and 34 in our letter dated February 27, 2009. We consider a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination such that the transaction is a reverse recapitalization. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. Since there were no shares of common stock issued to the shareholders of Shandong Jiajia, we believe that there should be no outstanding common shares or related par value capital in the historical equity of the accounting acquirer as retroactively restated to reflect the number of shares of stock received in the transaction. Rather, we believe that the shares of common stock retained by the shareholders of the legal acquirer and related par value capital should be presented in the recapitalization for reverse merger line item. Also, given that the legal acquirer had a negative equity position, we believe that the amount of the difference between the par value of securities owned by the shareholders of the shell company and the net liability acquired should be charged to retained earnings rather than additional paid-capital. As previously requested, please cite the authoritative literature that supports your presentation, or otherwise advise.

Notes to Consolidated Financial Statements, page F-22

Note 1 – Summary of Business and Organization, page F-22

25. We note your disclosure that you were obligated to issue an additional 450,000 shares of Series B convertible preferred stock as compensation for services and that the additional shares were issued in June 2008. It appears that the obligation to issue the additional shares should have been recognized as a payable. Please tell us the basis in GAAP for including the shares in the number of shares issued in the recapitalization in the consolidated statements of stockholders' deficit on page F-20. Please also confirm to us that the services were directly related to the recapitalization transaction.

26. We note the form of common stock purchase warrants issued to Mr. Chen filed as Exhibit 4.2 and your disclosure in footnote 2 to the beneficial ownership table on page 40 regarding warrants held by Mr. Chen. Please tell us whether the additional consideration issued to Mr. Chen represented warrants or options, or otherwise advise. If applicable, revise your disclosures throughout the prospectus, including the financial

statements, to clarify disclosures related to the additional consideration and outstanding warrants and options.

27. Please tell us your basis in GAAP for accounting for the preferred stock and options issued to Mr. Chen pursuant to the January 28, 2008 amendment to the acquisition agreement retroactively as acquisition consideration. Explain in detail why the additional consideration should not be accounted for as compensation for services given that the other shareholders of Shandong Jiajia did not receive additional consideration. In addition, tell us why the options or warrants are properly accounted for as equity instruments during the period in which you did not have sufficient authorized shares to settle the contract. Refer to SFAS 133 and EIFT 00-19. Also refer to paragraph 34 of SFAS 123(R).

28. We note that you did not give retroactive effect to the issuance of the options or warrants to Mr. Chen as consideration issued in the reverse recapitalization in your diluted earnings per share computation for 2007, but that you treated the options or warrants as outstanding for one day assuming they were issued on December 31, 2007. If the options or warrants are appropriately treated as additional consideration, then it appears that they should be included in the diluted earnings per share computation on a retroactive basis. If the options and warrants (and preferred stock) issued to Mr. Chen are appropriately treated as compensation for services, then it appears the securities should be included in diluted earnings per share computations from the actual date of issuance. Please advise.

Note 2 – Restatement of Financial Statements, page F-25

29. We reviewed your response to comment 27 in our letter dated February 27, 2009 and understand that the restatement of your financial statements include adjustments to recognize the assets and liabilities of the shell company at fair value, which is also disclosed in Note 10. When you initially restated your financial statements to account for the acquisition of Shandong Jiajia as a reverse recapitalization, it appeared that you recognized the assets and liabilities of the shell company at their carrying amounts. Please tell us why you concluded that the reverse recapitalization is within in scope of SFAS 141 and that the assets and liabilities of the shell company should now be recognized at fair value. Refer to your response to comment 52 in your letter dated January 28, 2009 in which you stated that the shell company did not constitute a business in light of the guidance in EITF 98-3. Please also tell us the aggregate effect of purchase adjustments on the net liability acquired in the reverse recapitalization transaction as well as effect on the statements of operations for subsequent periods. In addition, please discuss the basis in GAAP for recognizing the effect of the general release for amounts owed to Stock Electronics, Inc. at the acquisition date as opposed to the date of the general release. Finally, tell us the basis in GAAP for recognizing a loss for accounts subsequently deemed uncollectible after the date of acquisition.

30. We note your response to comment 39 in our letter dated February 27, 2009 and the revisions to your disclosure. Since you did not disclose the effects of the correction of accounting errors in the previous amendment, please revise to disclose the effects of accounting errors previously corrected and the aggregate effects of error corrections to the 2007 financial statements as initially filed in the registration statement.

Note 4 – Summary of Significant Accounting Policies, page F-27

Earnings (Losses) Per Share, page F-29

31. We reviewed your response to comments 28 and 43 in our letter dated February 27, 2009 and the revisions to your disclosure. We also considered your discussion regarding comparative EPS calculations, inter-period comparisons and compliance with the earnings per share guidance of SFAS 128 in your responses to comments 33 and 34 of our previous letter. Since common shares held by the shareholders of the shell company at the date of acquisition should not be allocated to owners of the operating company, we believe that you should present all of the common shares held by the stockholders of the shell company as shares issued in the reverse recapitalization transaction. As previously requested, please cite specific authoritative literature that supports your accounting treatment, or otherwise advise.

Note 6 – Convertible Note Payable – David Aubel, Related Party, page F-33

32. We reviewed your response to comment 45 in our letter dated February 27, 2009. It is still unclear to us whether the correction to account for the beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27 complies with GAAP in light of the guidance in EITF 00-19 and EITF 08-04. Please specifically address the guidance in paragraphs 4 and 19 of EITF 00-19. Also, tell us the effect of the error correction on the amount of stockholders' deficit at December 31, 2007.

33. Please disclose other relevant terms of the convertible notes, including those related to interest. In addition, tell us whether you recognized interest expense subsequent to the reverse recapitalization until the notes were converted pursuant to the terms of the conversion agreement effective March 20, 2008.

34. Please disclose what the intrinsic value of shares actually paid to Mr. Aubel represents. For example, if the intrinsic value represents the difference between the conversion price and the fair value of your common stock at the dates of conversion, disclose that fact.

35. We reviewed your response to comment 46 in our letter dated February 27, 2009. Please revise the table of funds advanced by Mr. Aubel to include the balance of outstanding advances at the end of 2004, as adjusted, so that the aggregate funds advanced equals the amount of note reductions from conversions to equity. Please

similarly revise the table of advances on page 39. In addition, tell us the nature of the adjustments to the liability reflected in attachment 45.1 to your response letter.

Note 11 – Stockholders' Equity, page F-35
Common Stock Purchase Warrants, page F-39

36. We reviewed your response to comment 30 in our letter dated February 27, 2009. As previously requested, please disclose the settlement terms of the warrants issued in connection with the 2008 unit offering.

Note 13 – Income Taxes, page F-41

37. Please disclose the components of income tax expense in accordance with paragraph 45 of SFAS 109.

38. We note your disclosure on page 42 that the U.S. parent is not reflected in the income tax calculations. Yet, it appears that the income tax provision (benefit) at the Federal statutory rate in the income tax reconciliation table is computed using consolidated results. As such, please revise the reconciliation to disclose all significant reconciling items in accordance with SFAS 109. Also clarify your disclosure in the third paragraph on page 42 regarding the treatment of the U.S. parent in the income tax calculations. In addition, please tell us how the parent's loss is presented in the reconciliation and the nature of the permanent differences and temporary differences disclosed in the reconciliation.

Note 14 – Commitments, page 14

39. Please revise to disclose minimum rental expense in the aggregate and for each of the succeeding five fiscal years for those operating leases having an initial or remaining term in excess of one year. Refer to paragraph 16.b of SFAS 13. Also disclose rent expense for each year presented with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16 of SFAS 13.

Note 17 – Operating Risk, page F-44
(a) Country risk, page F-44

40. We do not see any disclosure in the filing related to sales of magnesium and basic materials in the PRC. Please advise or revise.

<u>(e) Key personnel risk, page F-44</u>

41. We understand that Mr. Wei Chen and Mr. Hui Liu serve as your executive officers. Please tell us the relationships between you and Mr. Wang and Mr. Siegel or revise as appropriate. Also, please tell us whether you maintain key-man insurance on the lives of Mr. Chen and Mr. Liu. If not, please advise or revise.

<u>Form 10-K for Fiscal Year Ended December 31, 2008</u>

42. Please address the above comments as applicable.

<u>Item 9A(T). Controls and Procedures, page 25</u>
<u>Changes in Internal Control Over Financial Reporting, page 26</u>

43. The disclosure required by Item 308(T)(b) should not be qualified with phrases such as "other than expressly noted above." Please revise to disclose any change in internal control over financial reporting identified in connection with the evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting under this sub-heading or state, if true, that there were no changes in internal control over financial reporting identified in connection with the evaluation that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2009</u>

44. Please address the above comments as applicable.

<u>Form 8-K/A Filed January 20, 2009</u>

45. Please amend the filing as indicated in your response to comment 57 in our letter dated February 27, 2009.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Schneider, Esq.
        Via Facsimile